Dale A. Thatcher
Executive Vice President and Chief Financial Officer

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel: (973) 948-1774
Fax: (973) 948-0282
E-mail: dale.thatcher@selective.com

September 20, 2012

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-33067

Dear Mr. Rosenberg:

Thank you for your letter of Friday, September 7, 2012. Our response follows your comment, which is set forth in bold type. The capitalized terms used but not defined in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Notes to Consolidated Financial Statements

Note 6. Stockholders’ Equity and Comprehensive Income (Loss), page 115 and

Note 21. Statutory Financial Information, page 144

1.	Please address the following by providing proposed disclosure to be included in future periodic reports:

•	With respect to your dividend restrictions, please revise to comply with Rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings of Selective Insurance Group, Inc. that is restricted or free of restrictions for the payment of dividends to stockholders.
•	Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year which may not be transferred to Selective Insurance Group, Inc. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.
•	We note that you provided certain data that complies with ASC 944-505-50-1a and b. Please revise to remove reference to this data as unaudited or based on unaudited statutory financial statements as it is required by GAAP. Please also consider making similar revision elsewhere in the filing such as your disclosure under insurance regulation – IRIS, RBC, and the Model Audit Rule on page 20.
•	Please revise your disclosure to include the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

SELECTIVE RESPONSE:

In response to your comment, we have combined the dividend restriction information previously contained in Note 6, “Stockholders’ Equity and Comprehensive Income (Loss)” with the statutory information contained in Note 21, “Statutory Financial Information.” The form of this revised proposed disclosure that will be included in our Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”) is provided below. Expanded disclosures included in this disclosure have been italicized for your ease of reading, and information that has been removed from the note appears as strikethrough text.

Note 21. Statutory Financial Information, Capital Requirements, and Restrictions on Dividends and Transfers of Funds

(a) Statutory Financial Information

The Insurance Subsidiaries prepare their statutory financial statements in accordance with accounting principles prescribed or permitted by the various state insurance departments of domicile. Prescribed statutory accounting principles include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC"). Permitted statutory accounting principles encompass all accounting principles that are not prescribed; such principles differ from state to state, may differ from company to company within a state and may change in the future. The Insurance Subsidiaries do not utilize any permitted statutory accounting principles that materially affect the determination of statutory surplus, statutory net income, or risk-based capital (“RBC”). As of December 31, 2011, the various state insurance departments of domicile have adopted the March 2011 version of the NAIC Accounting Practices and Procedures manual in its entirety, as a component of prescribed or permitted practices.

~~The combined statutory capital and surplus of the Insurance Subsidiaries was $1.1 billion (unaudited) as of December, 31, 2011 and December 31, 2010. Excluding the recently-acquired MUSIC entity, the combined statutory net income of the Insurance Subsidiaries was $26.5 million (unaudited) in 2011, $86.9 million in 2010, and $69.8 million in 2009.~~

The following table provides data regarding statutory surplus and net income for each of our Insurance Subsidiaries:

($ in millions)	Statutory Surplus		Statutory Net Income
	2011	2010	2011	2010	2009
Selective Insurance Company of America	$507.4	542.6	15.2	55.4	24.7
Selective Way Insurance Company	221.7	225.9	7.8	6.2	13.8
Selective Insurance Company of South Carolina	90.5	93.9	0.7	7.3	10.2
Selective Insurance Company of the Southeast	69.3	71.9	0.3	5.2	6.7
Selective Insurance Company of New York	73.3	75.8	1.5	6.9	7.9
Selective Insurance Company of New England	14.3	14.1	0.3	0.8	-
Selective Auto Insurance Company of New Jersey	60.1	64.0	0.7	5.1	6.5
Montpelier U.S. Insurance Company	39.9	-	-	-	-
Total	$1,076.5	1,088.2	26.5	86.9	69.8

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

(b) Capital Requirements

The Insurance Subsidiaries are required to maintain certain minimum amounts of statutory surplus to satisfy their various state insurance departments of domicile. RBC requirements for property and casualty insurance companies are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. Excluding MUSIC, the Insurance Subsidiaries combined total adjusted capital exceeded the authorized control level RBC, as defined by the NAIC, by 4.4:1 based on their 2011 ~~unaudited~~ statutory financial statements. MUSIC, based on its 2011 ~~unaudited~~ statutory financial statements, exceeded the authorized control level by 7.7:1.

(c) Restrictions on Dividends and Transfers of Funds

As of December 31, 2011, the Company has stand-alone retained earnings of $1.2 billion. Of this amount, $1.1 billion is related to investments in our Insurance Subsidiaries and Parent company debt. The Insurance Subsidiaries have the ability to provide for $104 million in annual dividends to the Parent; however, as regulated entities these dividends are subject to certain restrictions as is further discussed below. In addition to the restrictions on the Insurance Subsidiaries, there are also restrictions in the Parent company’s debt instruments, which is further discussed in Note 10, “Indebtedness” of this 2011 Annual Report. The remaining $54 million of retained earnings is not restricted and is comprised of Parent company investments and cash that could be used to fund debt interest payments of approximately $18 million due in 2012, with the remainder available to fund dividend payments to shareholders. If necessary, the Parent company also has other potential sources of liquidity that could provide for additional funding of its stockholder dividends, which include common stock and debt issuances.

Insurance Subsidiaries Dividend and Transfer of Funds Restrictions

As noted above, the restrictions on our net assets and retained earnings is predominantly driven by our Insurance Subsidiaries’ ability to pay dividends to the Parent under applicable laws and regulations. Under the insurance laws of the domiciliary states of the Insurance Subsidiaries, New Jersey, Indiana, and New York, an insurer can potentially make an ordinary dividend payment if its statutory surplus following such dividend is reasonable in relation to its outstanding liabilities, is adequate to its financial needs, and the dividend does not exceed the insurer’s unassigned surplus. In general, New Jersey defines an ordinary dividend as a dividend whose fair market value, together with other dividends made within the preceding 12 months, is less than the greater of 10% of the insurer’s statutory surplus as of the preceding December 31, or the insurer’s net income (excluding capital gains) for the 12-month period ending on the preceding December 31. Indiana’s ordinary dividend calculation is consistent with New Jersey’s, except that it does not exclude capital gains from net income. In general, New York defines an ordinary dividend as a dividend whose fair market value, together with other dividends made within the preceding 12 months, is less than the lesser of 10% of the insurer’s statutory surplus, or 100% of adjusted net investment income. New Jersey and Indiana require notice of the declaration of any ordinary dividend distribution. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the dividend is not appropriate given the above considerations. New York does not require notice of ordinary dividends. Dividend payments exceeding ordinary dividends are referred to as extraordinary dividends and require review and approval by the applicable domiciliary insurance regulatory authority prior to payment.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

The following table provides 2012 maximum ordinary dividends (based on 2011 statutory financial statements), 2011 statutory surplus, net income, and unassigned surplus for each of the Insurance Subsidiaries:

($ in millions)	State of Domicile	2012 Maximum Ordinary Dividend	2011 Statutory Surplus	2011 Statutory Net Income	2011 Statutory Unassigned Surplus
Selective Insurance Company of America	New Jersey	$50.7	507.4	15.2	360.7
Selective Way Insurance Company	New Jersey	22.2	221.7	7.8	169.1
Selective Insurance Company of South Carolina	Indiana	9.1	90.5	0.7	65.5
Selective Insurance Company of the Southeast	Indiana	6.9	69.3	0.3	46.8
Selective Insurance Company of New York	New York	7.3	73.3	1.5	43.0
Selective Insurance Company of New England	Maine	1.4	14.3	0.3	3.8
Selective Auto Insurance Company of New Jersey	New Jersey	6.0	60.1	0.7	5.6
Montpelier U.S. Insurance Company	Oklahoma	-	39.9	-	(15.4)
Total		$103.6	1,076.5	26.5	679.1

In addition to the Insurance Subsidiaries’ ability to provide dividends to the Parent company, our two Indiana-domiciled Insurance Subsidiaries have approved intercompany lending agreements with the Parent that provide for additional capacity of $15 million after considering that borrowings under these lending agreements are restricted to 10% of the admitted assets of these respective subsidiaries.

The form of the proposed Note 6 that will be included in our 2012 Form 10-K is provided below. As with Note 21 above, expanded disclosures have been italicized for your ease of reading and information that has been removed appears as strikethrough text.

Note 6. Stockholders’ Equity and Comprehensive Income (Loss)

(a) Stockholders’ Equity

As of December 31, 2011, we had 12.5 million shares reserved for various stock compensation and purchase plans, retirement plans and dividend reinvestment plans. As part of our ongoing capital management strategy, we repurchase the Parent's stock from time-to-time, although we have not had an authorized stock repurchase program since July 26, 2009. The following table provides information regarding the purchase of the Parent's common stock during the 2009 through 2011 reporting periods:

($ in thousands)
	Shares Purchased	Cost of Shares Purchased
	in Connection with	in Connection with
	Restricted Stock Vestings	Restricted Stock Vestings
Period	and Stock Option Exercises	and Stock Option Exercises
2011	149,997	$2,741
2010	107,425	1,686
2009	191,858	3,010

Our ability to declare and pay dividends on the Parent's common stock is dependent on liquidity at the Parent coupled with the ability of the Insurance Subsidiaries to declare and pay dividends, if necessary, and/or the availability of other sources of liquidity to the Parent. See Note 21. “Statutory Financial Information, Capital Requirements, and Restrictions on Dividends and Transfers of Funds” for information regarding these dividend restrictions. ~~Restrictions on the ability of the Insurance Subsidiaries to pay dividends, without alternative liquidity options, could materially affect our ability to pay dividends on common stock. The dividends from the Insurance Subsidiaries are subject to the regulatory limitations of the states in which the Insurance Subsidiaries are domiciled: New Jersey, New York, Indiana, or Maine.~~

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

~~Based on the unaudited 2011 statutory financial statements, the maximum ordinary dividends that can be paid to the Parent by the Insurance Subsidiaries in 2012 are as follows:~~

~~($ in millions)~~
~~Selective Insurance Company of America~~	~~$~~	~~50.7~~
~~Selective Way Insurance Company~~		~~22.2~~
~~Selective Insurance Company of South Carolina~~		~~9.1~~
~~Selective Insurance Company of the Southeast~~		~~6.9~~
~~Selective Insurance Company of New York~~		~~7.3~~
~~Selective Insurance Company of New England~~		~~1.4~~
~~Selective Auto Insurance Company of New Jersey~~		~~6.0~~
~~Montpelier U.S. Insurance Company~~		~~-~~
~~Total~~	~~$~~	~~103.6~~

~~The statutory capital and surplus of the Insurance Subsidiaries in excess of these ordinary dividend amounts must remain with the Insurance Subsidiaries in the absence of approval of an “extraordinary dividend” from the Insurance Subsidiaries’ states of domicile. In each such jurisdiction, domestic insurers are prohibited from paying extraordinary dividends without approval of the insurance commissioner of the respective state. Additionally, New Jersey, Indiana, and Maine require notice of the declaration of any ordinary or extraordinary dividend distribution. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the insurer's surplus, with regard to policyholders, is not reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.~~

(b) The components of comprehensive income (loss), both gross and net of tax, for 2011, 2010, and 2009 were as follows:

2011
($ in thousands)	Gross	Tax	Net
Net income	$7,065	(12,800)	19,865
Components of OCI:
Unrealized gains on securities:
Unrealized holding gains during the period	70,140	24,548	45,592
Portion of OTTI recognized in OCI	1,682	589	1,093
Amortization of net unrealized gains on HTM securities	(3,097)	(1,084)	(2,013)
Reclassification adjustment for gains included in net
income	(1,987)	(695)	(1,292)
Net unrealized gains	66,738	23,358	43,380
Defined benefit pension and post-retirement plans:
Net actuarial loss	(16,799)	(5,880)	(10,919)
Reversal of amortization items:
Net actuarial loss	4,172	1,460	2,712
Prior service cost	150	53	97
Defined benefit pension and post-retirement plans	(12,477)	(4,367)	(8,110)
Comprehensive income	$61,326	6,191	55,135

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

2010
($ in thousands)	Gross	Tax	Net
Net income	$76,141	10,600	65,541
Components of OCI:
Unrealized gains on securities:
Unrealized holding gains during the period	44,643	15,625	29,018
Portion of OTTI recognized in OCI	5,256	1,840	3,416
Amortization of net unrealized gains on HTM securities	(11,708)	(4,098)	(7,610)
Reclassification adjustment for gains included in net
income	(454)	(159)	(295)
Net unrealized gains	37,737	13,208	24,529
Defined benefit pension and post-retirement plans:
Net actuarial loss	(12,045)	(4,216)	(7,829)
Reversal of amortization items:
Net actuarial loss	4,134	1,447	2,687
Prior service cost	150	53	97
Defined benefit pension and post-retirement plans	(7,761)	(2,716)	(5,045)
Comprehensive income	$106,117	21,092	85,025

2009
($ in thousands)	Gross	Tax	Net
Net income	$26,253	(10,145)	36,398
Components of OCI:
Unrealized gains on securities:
Unrealized holding gains during the period	102,514	35,880	66,634
Portion of OTTI recognized in OCI	(8,659)	(3,030)	(5,629)
Amortization of net unrealized gains on HTM securities	914	320	594
Reclassification adjustment for losses included in net
income	38,392	13,437	24,955
Net unrealized gains	133,161	46,607	86,554
Defined benefit pension and post-retirement plans:
Net actuarial gain	2,824	988	1,836
Reversal of amortization items:
Net actuarial loss	5,274	1,846	3,428
Curtailment gain	(1,387)	(485)	(902)
Prior service credit	(508)	(178)	(330)
Defined benefit pension and post-retirement plans	6,203	2,171	4,032
Comprehensive income	$165,617	38,633	126,984

(c) The balances of, and changes in, each component of AOCI (net of taxes) as of December 31, 2011 and 2010 were as follows:

				Defined
				Benefit
				Pension
	Net Unrealized Gain (Loss)			and Post-
	OTTI	HTM	All	retirement	Total
($ in thousands)	Related	Related	Other	Plans	AOCI
Balance, December 31, 2009	$(8,009)	11,937	25,410	(41,798)	(12,460)
Changes in component during period	3,416	(793)	21,906	(5,045)	19,484
Balance, December 31, 2010	(4,593)	11,144	47,316	(46,843)	7,024
Changes in component during period	1,093	(6,522)	48,809	(8,110)	35,270
Balance, December 31, 2011	$(3,500)	4,622	96,125	(54,953)	42,294

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

In addition to the above proposed footnotes, we have also revised our “IRIS, RBC, and Model Audit Rule” discussion to eliminate reference to “unaudited” financial information. This proposed disclosure is as follows, in Item 1. “Business” with the language removed appearing as strikethrough text:

IRIS, RBC, and the Model Audit Rule

Among the various financial regulatory initiatives of the NAIC that are material to the regulators in which our Insurance Subsidiaries are organized are the following:

•	The Insurance Regulatory Information System (“IRIS”). IRIS identifies 13 industry financial ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the financial ratios can lead to inquiries from individual state insurance departments about certain aspects of the insurer’s business. Our Insurance Subsidiaries have consistently met the majority of the IRIS ratio tests.

•	Risk-Based Capital. Risk-based capital is measured by the four major areas of risk to which property and casualty insurers are exposed: (i) asset risk; (ii) credit risk; (iii) underwriting risk; and (iv) off-balance sheet risk. Insurers with total adjusted capital that is two times or less than their calculated “Authorized Control Level,” are subject to different levels of regulatory intervention and action. Based upon the ~~unaudited~~ 2011 statutory financial statements, which have been prepared in accordance with NAIC statutory accounting principles, the total adjusted capital for each of our Insurance Subsidiaries substantially exceeded two times their Authorized Control Level.

•	Annual Financial Reporting Regulation (referred to as the “Model Audit Rule”). Effective January 1, 2010, the regulators of our Insurance Subsidiaries adopted the Model Audit Rule, modeled closely on the Sarbanes-Oxley Act of 2002, concerning: (i) auditor independence; (ii) corporate governance; and (iii) internal control over financial reporting. As permitted under the regulation, the Audit Committee of the Board of Directors (the “Board”) of the Parent also serves as the audit committee of each of our Insurance Subsidiaries.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher

Dale A. Thatcher

Executive Vice President and Chief Financial Officer

Selective Insurance Group, Inc.